Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) informs its shareholders and the market in general that its subsidiaries Gerdau Aços Longos S.A. and Sul Renováveis Participações S.A. have entered into agreements with Atiaia Energia S.A. for the acquisition of all shares of Rio do Sangue S.A. and Paranatinga Energia S.A., holders, respectively, of the Small Hydroelectric Power Plants (SHPs) called Garganta da Jararaca and Paranatinga II for the price of approximately R$ 440 million.

This amount is subject to adjustments based on the levels of cash and debt to be determined on the closing date, according to the terms and conditions usual in transactions of this nature and established in the contracts. The acquisition price will be paid in cash, on the closing date, with available own resources. The closing is subject to the verification of the usual conditions precedent for this type of transaction, including approval by the Brazilian competition authority.

The Garganta da Jararaca and Paranatinga II SHPs are located in the state of Mato Grosso and have 29MW of installed capacity each, with 21MW average and 17MW average of assured energy, respectively. The SHPs will supply renewable energy to Gerdau's steel production units in Brazil, on a self-production basis, equivalent to approximately 8% of the energy consumption of its operations in the country.

The acquisition of these assets is in line with Gerdau's strategy to generate greater competitiveness in the cost of its business, increasing the self-production of clean energy, and in line with the decarbonization process already disclosed by the Company.

São Paulo, January 21, 2025.

Rafael Dorneles Japur

Vice-President and Investor Relations Officer